Exhibit 99.1
FreeSeas Appoints George Kalogeropoulos to its Board of Directors
Piraeus, Greece, December 8, 2010 — FreeSeas Inc. (Nasdaq GM: FREE, FREEZ) (“FreeSeas” or the “Company”), a transporter of drybulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, announced today that George Kalogeropoulos has joined its Board of Directors as a Board member, replacing Kostas Koutsoubelis, who resigned for personal reasons.
Mr. Kalogeropoulos brings to FreeSeas over 30 years of marine transportation experience, holding managerial positions in brokering, chartering, ship management, and operations for large shipping companies in London and Greece. Since 1999, Mr. Kalogeropoulos has served as the Commercial/Chartering Director of a number of affiliates of the Restis Group of Companies. Mr. Kalogeropoulos currently serves on the boards of several companies in the transportation industry, including Swissmarine Corporation Ltd., South African Marine Corp., Safore pty, and Safbulk pty Ltd. He is a member of the Hellenic Shipbrokers Association.
Mr. Ion Varouxakis, Chairman and CEO, stated, “We could not have asked for a more qualified addition to our Board of Directors. George Kalogeropoulos brings a unique blend of commercial and operational expertise to the talent reservoir of our Board. His significant skills and experience will be an important asset during this exciting time in our Company’s development. We would also like to thank Kostas Koutsoubelis for his invaluable contribution to our Company’s development.”
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,’’ “intends,’’ “plans,’’ “believes,’’ “anticipates,’’ “hopes,’’ “estimates,’’ and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

FreeSeas Inc.	Page 2
December 8, 2010
Contact Information:

At the Company	Investor Relations
FreeSeas Inc.	The Equity Group
Alexandros Mylonas, Chief Financial Officer	Adam Prior, Vice President
011-30-210-45-28-770	212-836-9606
Fax: 011-30-210-429-10-10	aprior@equityny.com
info@freeseas.gr	www.theequitygroup.com
www.freeseas.gr